David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, New York 11563

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

April 26, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Catherine T. Brown, Staff Attorney

Re:	Plesk Corp. Amendment No. 4 to Registration Statement on Form S-1 Filed February 23, 2012 File No. 333-175667

Dear Ms. Brown:

Plesk Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 4 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated March 7, 2012, with reference to the Company's registration statement on Form S-1 filed with the Commission on July 20, 2011, as amended on December 27, 2011, February 7, 2012 and February 23, 2012

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Plan of Operation, page 24

1.	We note your response to comment 2 and your revised disclosure in the last paragraph on page 24 that if you are not able to become a public company within six months or are not able to obtain a loan from your officers, you will not require any significant funds during the next 12 months other than the funds necessary to pay legal fees estimated not to exceed $7,000 and the $5,000 fee due in each of May, August and November, 2012 to Ulano for website design and maintenance. Based on this revised disclosure it appears that you have payments totaling approximately $22,000 which will be due within the next 12 months. We note from your financial statements on page F-2 that you have cash of $5,593 and no other current assets. As previously requested, please revise your disclosures to provide your management's viable plan to continue in existence for the 12 months succeeding your most recent balance sheet or explain why no such revision is required. Please refer to Section 607.02 of the Codification of Financial Reporting Releases.

Response: The last paragraph on page 24 of the Amended Registration Statement has been revised to disclose that the Company’s chief executive officer has agreed to fund the Company’s current obligations in the amount of up to $100,000. The terms of said promissory note have been provided and a copy of the note filed as an exhibit to the Registration Statement.

Financial Statements for the Period Ended May 31. 2011, page F-1

Note 3. Going Concern, page F-10

2.	Your disclosure in the fourth paragraph on page F-11 continues to state that within the next 12 months you will not require any significant funds other than the funds necessary to pay legal fees estimated not to exceed $7,000 and a fee of $5,000 due in May 2012 for the website design and maintenance. You continue to state that in the event that you do not generate any revenues from the website, you are not obligated to make any payments for website design and maintenance pursuant to the terms of the agreement described in Note 7. We note that you revised Note 7 to correct the payment terms for website design and maintenance to show that three $5,000 payments are due within the next 12 months. Please revise your disclosure in Note 3 to be consistent with your revised disclosure in Note 7 and elsewhere though out your filing about when these payments are due.

Response: The disclosure in Note 3 has been revised with respect to the three referenced $5,000 payments due within the next 12 months.

3.	We note it appears that you have payments totaling approximately $22,000 due within the next 12 months and total current assets at November 30, 2011 of $5,593. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties and this information should be updated as necessary on a quarterly basis thereafter. We are unclear how your disclosed plan represents a viable plan to continue as a going concern for the 12 months following your most recent balance sheet date. Please advise or expand management's plans in both your audited and unaudited interim financial statements to address known outflows of cash that could render the company insolvent.

Response: The disclosure in Note 3 has been revised to explain how the Company will survive for 12 months with $22,000 of future obligations.

Financial Statements for the Period Ended November 30.2011. page F-1

4.	We note that both your audited financial statements for the period ended May 31, 2011 and your interim financial statements for the period ended November 30, 2011 have page numbers beginning on page F-1. Please re-paginate your filing to provide continuous page numbering of your financial statements.

Response: The Amended Registration Statement has been re-paginated to provide continuous financial statement page numbering.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin
cc:	Gavriel Bolotin